SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 19, 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Bank of Ireland announces retirement of Group Chief Executive, Brian Goggin

Process underway to select new Group Chief Executive

Bank of Ireland announces that Brian Goggin, who has completed almost 40 years service, has informed the Court of Directors of his wish to retire as Group Chief Executive with effect from the summer of this year.  This has been agreed by the Court.

The Court has commenced a process to select a new Chief Executive.  This will encompass both internal and external candidates.

Brian Goggin said: "I am very proud of my almost forty year career in Bank of Ireland serving the interests of its stockholders, customers and employees. The most recent period has been particularly difficult leading the Bank through a time of great turbulence in global financial markets. An important milestone was reached in ensuring the long-term strength of the Bank at the end of 2008 with the Government decision to support the recapitalisation of Bank of Ireland. This provides a basis on which the future of the Bank can be built. In June I will have completed five years as CEO and I believe that the time is now right for a new Chief Executive to take the Group forward through the next stage of its development. I would like to thank all of my colleagues for their loyalty, support and friendship throughout my career with Bank of Ireland."

Richard Burrows, Governor, said: "Brian has made a great contribution to Bank of Ireland over a lifetime's career. Brian always had the best interests of the Bank at heart and I believe that this has motivated his decision to seek retirement this summer to make way for fresh leadership to take Bank of Ireland through the challenges which lie ahead.  We wish Brian well in the future."

Richard Burrows concluded: "Bank of Ireland is well placed, through the support of the Government with the implementation of the Guarantee Scheme and the Government's decision on re-capitalisation made at the end of 2008, to continue to serve its customers, to play a full part in the economy and in a wider context, and - in the medium term - to rebuild value for its stockholders."

Contact details:

Geraldine Deighan               Head of Group Investor Relations                   +353 1 604 3501

Dan Loughrey                     Head of Group Corporate Communications    +353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: January 19, 2009